# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Methanex Corporation, CIK 0000886977
CUSIP: 59151K108
Title of class of securities: Common shares
Address of issuer's principal executive offices: Suite 1800, 200 Burrard Street, Vancouver, Canada (Federal Level) (Z4), V6C 3M1
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001567031

## Reporting persons
- OCI N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,726,218; sole dispositive power 0; shared dispositive power 9,944,308; aggregate amount beneficially owned 9,944,308 (12.9% of the class)
- OCI Intermediate B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,726,218; sole dispositive power 0; shared dispositive power 9,944,308; aggregate amount beneficially owned 9,944,308 (12.9% of the class)
- OCI Chemicals B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,726,218; sole dispositive power 0; shared dispositive power 9,944,308; aggregate amount beneficially owned 9,944,308 (12.9% of the class)

## Item 1. Issuer
Name of issuer: Methanex Corporation
Address of issuer's principal executive offices: 200 Burrard Street Suite 1800, Vancouver, British Columbia, V6C 3M1

## Item 2. Person Filing
Name of person filing:
OCI N.V.
OCI Intermediate B.V.
OCI Chemicals B.V.
Address of principal business office or, if none, residence:
Honthorststraat 19, 1071 DC Amsterdam, The Netherlands
Honthorststraat 19, 1071 DC Amsterdam, The Netherlands
Honthorststraat 19, 1071 DC Amsterdam, The Netherlands
Citizenship:
The Netherlands
The Netherlands
The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,944,308
Percent of class: 12.9% (based on 77,339,520 common shares issued and outstanding as at June 30, 2025)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,726,218 (The reporting persons have, pending final satisfaction of customary Toronto Stock Exchange listing conditions, undertaken to not vote in excess of 9.99% of the issued and outstanding common shares)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,944,308

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. 99.1 Joint Filing Agreement dated as of July 2, 2025 among the reporting persons

## Signatures
- OCI N.V.: /s/ Hassan Badrawi, Hassan Badrawi, Chief Executive Officer (07/02/2025)
- OCI Intermediate B.V.: /s/ Maud de Vries, Maud de Vries, Director (07/02/2025)
- OCI Intermediate B.V.: /s/ Beshoy Guirguis, Beshoy Guirguis, Director (07/02/2025)
- OCI Chemicals B.V.: /s/ Maud de Vries, Maud de Vries, Director (07/02/2025)
- OCI Chemicals B.V.: /s/ Beshoy Guirguis, Beshoy Guirguis, Director (07/02/2025)